Exhibit 99.2

Pharvaris Announces $70 Million Private Placement Financing

ZUG, Switzerland, June 20, 2023 -- Pharvaris (Nasdaq: PHVS), a clinical-stage company focused on the development and commercialization of novel oral bradykinin-B2-receptor antagonists for the treatment of hereditary angioedema (HAE) and other bradykinin-B2-receptor-mediated indications, today announced that it has entered into a subscription agreement relating to the offer and sale of an aggregate of 6,951,340 ordinary shares of the Company, par value €0.12 per share (the “Ordinary Shares”), in a private placement (the “Offering”) to a group of institutional investors, led by General Atlantic and venBio Partners with participation from Bain Capital Life Sciences, Foresite Capital, and Venrock Healthcare Capital Partners, at an offering price of $10.07 per share, for gross proceeds of approximately $70 million before deducting any offering-related expenses.

The Offering is expected to close on or about June 21, 2023, subject to customary closing conditions.

Pharvaris intends to use the net proceeds from the Offering to fund research and development and product discovery expenses, and for working capital and general corporate purposes.

The offer and sale of the Ordinary Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws, and the Ordinary Shares cannot be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of any securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Pharvaris

Building on its deep-seated roots in HAE, Pharvaris is a clinical-stage company developing novel, oral bradykinin-B2-receptor antagonists to treat and prevent HAE attacks. By directly targeting this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all sub-types of HAE safe, effective, and convenient alternatives to treat attacks, both on-demand and prophylactically. The company brings together the best talent in the industry with deep expertise in rare diseases and HAE. For more information, visit https://pharvaris.com/.

Forward-Looking Statements
This press release contains certain forward-looking statements that involve substantial risks and uncertainties.

All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to the Offering and the use of proceeds therefrom, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: market factors and closing conditions relating to the Offering and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact
Maggie Beller
Head of Public Relations and Communications

Maggie.beller@pharvaris.com